Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 July 18, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1782
              Global Balanced Income Builder Portfolio, Series 12
                       File Nos. 333-225306 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comment made during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1782, filed on May 31, 2018 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Global Balanced Income Builder Portfolio, Series 12 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Principal Investment Strategy" section states that the Trust will invest fixed-income ETFs that invest in municipal bonds. Please include the appropriate risk disclosures in the "Principal Risks" section.

     Response: The appropriate risk disclosures will be included in the final prospectus based upon the Trust's portfolio. If the Trust invests significantly in fixed-income ETFs that invest in municipal bonds, the following disclosure will be included in the "Principal Risks" section:

     Certain ETFs held by the trust invest in municipal bonds. Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer's worsening financial condition, a drop in bond ratings or when there is a decrease in the federal income tax rate. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes. Municipal bonds generally generate income exempt from federal income taxation, but may be subject to the alternative minimum tax. Capital gains, if any, may be subject to tax.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren